

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

September 17, 2015

<u>Via E-mail</u>
Jochen Leubner
Kreditanstalt für Wiederaufbau (KfW)
Palmengartenstraße 5-9
60325 Frankfurt am Main
Federal Republic of Germany

Re: KfW
Federal Republic of Germany
Registration Statement under Schedule B
Filed August 21, 2015
File No. 333-206499

Form 18-K for the Fiscal Year Ended December 31, 2014
Filed May 18, 2015, as amended August 20, 2015
File No. 033-25769-01

Dear Mr. Leubner:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement under Schedule B</u>

<u>General</u>

1.   To the extent possible, please update all statistics and information in the registration statement and the Form 18-K to provide the most recent data.

<u>Where You Can Find More Information, page 2</u>

2.   Please provide KfW's SEC file number for the December 31, 2014 annual report.

<u>Form 18-K filed May 18, 2015</u>

<u>Exhibit D</u>

<u>General</u>

3.   Please revise to discuss whether various significant events have had or are expected to have a material effect on the economy. For example purposes only, we note the migrant crisis, China's currency devaluation and economic slowdown, and the minimum wage increase.

<u>Sectors of the Economy, page G-17</u>

4.   Throughout the discussion of sectors of the economy, please expand your disclosure regarding changes in gross value added to address the underlying causes of material changes. To the extent material, please expand your disclosure of changes within the production and services sectors of the economy to address material changes within the principal categories of these sectors.

<u>Employment and Labor, page G-18</u>

5.   Please disclose the percentage of total employment accounted for by sector of the economy.

6.   Please include additional information on the employment rate with respect to age and gender.

<u>International Economic Relations, page G-21</u>

7.   Please revise to expand your discussion of materially relevant tariff policies.

<u>Balance of Payments, page G-21</u>

8.   Please revise your disclosure to explain the underlying reasons for the increase in net foreign investment in Germany and net Germany investment abroad.

9.   Here or in a separate section, please include a table that discloses foreign direct investment by economic sector and by country, and provide a narrative discussion of the reasons for material changes in the amounts of foreign direct investment in Germany and Germany's investment abroad.

Jochen Leubner
KfW
September 17, 2015
Page 3

<u>Funding, page 28</u>

<u>Capital-Market Funding, page 29</u>

10.   We note the disclosure that KfW started to issue green bonds in 2014. Please revise to disclose how you define "green bonds."

<u>Closing Comment</u>

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please direct any questions about these comments to me at (202) 551-3758.

                                Sincerely,

                                /s/ Sandra B. Hunter

                                Sandra B. Hunter
                                Staff Attorney
                                Office of International Corporate Finance

cc: Krystian Czerniecki, Esq.
        Sullivan & Cromwell LLP
        Via E-mail